4UNIQUENESS INC.

2219 Main Street #389
Santa Monica, CA. 90405
Ph: 562-313-9059
Email: cynthia.stephens@4uniqueness.com

CERTIFICATION OF FINANCIAL STATEMENTS

I, Cynthia Stephens, President of 4UNIQUENESS INC., hereby certify that the financial statements for the fiscal year ending December 31, 2024, and the previous fiscal year ending December 31, 2023, are accurate and complete to the best of my knowledge. These statements are presented in accordance with generally accepted accounting principles (GAAP) and fairly represent the financial position of the company.

Signed,

/s/ Cynthia Stephens
Cynthia Stephens
President
Date: June 26, 2025

FINANCIAL STATEMENTS

Balance Sheet

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Common Stock	$1,200,000.00	$1,200,000.00
Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

Income Statement

Item	Fiscal Year 2024	Fiscal Year 2023
Revenue (Barter Included)	$110,000,000.00	$110,000,000.00
Operating Expenses	$50,000.00	$50,000.00
Net Income	$109,950,000.00	$109,950,000.00

INCOME STATEMENT

Item	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Revenue	$2,500,000.00	$2,200,000.00
Cost of Goods Sold	$500,000.00	$475,000.00
Gross Profit	$2,000,000.00	$1,725,000.00
Operating Expenses	$850,000.00	$800,000.00
Net Income	$1,150,000.00	$925,000.00